UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     June 11, 2012

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 10th Fiscal Year

April 1, 2011 to March 31, 2012

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 10th Fiscal Year

(April 1, 2011 to March 31, 2012)

1.  Matters Regarding the Current Conditions of the Company

(1)	Business Progress and Results of the Group

Economic and Financial Environment

During the 10th fiscal year, the economy in Europe and the U.S. decelerated since the last summer, primarily due to the European debt crisis which was triggered by finance problems in Greece and tight monetary policies adopted in emerging countries, while a certain level of recovery has been observed in the U.S. economy until the end of the fiscal year. Despite setbacks in the aftermath of the Great East Japan Earthquake, the Japanese economy has shown some signs of recovery as the manufacturing activities have recovered nearly to the level of prior to the earthquake by the last summer. However, the recovery has been slow due to factors such as stagnated global economy, consistent strong yen and damages caused by the Thai floods, etc.

As for the financial and capital markets, the further deteriorating European debt crisis has caused investors to assertively hedge risks and it has also resulted in the continued inflow of capital into the U.S. Treasury and Japanese Government Bonds which are considered as relatively risk-free assets. This situation has settled down by the end of the fiscal year, primarily due to the supply of funds by central banks in each country. In Japan, the domestic short-term interest rates remained at low level as the Bank of Japan continued to supply abundant funds. Meanwhile, the long-term interest rates also remained at low level of approximately one percent. The Japanese yen, after having reached approximately 75 yen to 1 U.S. dollar in the last October, has stabilized approximately at 80 yen to 1 U.S. dollar by the end of the fiscal year primarily due to the monetary easing policy strengthened by the Bank of Japan, while the Nikkei stock average recovered to the level of 10,000 yen mainly due to the weakened yen after it declined to the level of approximately 8,000 yen in the last November.

Under such circumstances, as for the Japanese financial markets, the Act on Special Measures for Strengthening Financial Functions was revised in June last year, which was primarily intended to ease the conditions to inject public funds into financial institutions which have been adversely affected by the Great East Japan Earthquake. Meanwhile, the notification for the capital adequacy ratio regulations was partially amended in Japan in March this year, followed by the issuance of the details for the new global standards on the banks’ capital and liquidity, made by the Basel Committee on Banking Supervision in December 2010.

Business Progress and Results

Under the aforementioned economic and financial circumstances, Sumitomo Mitsui Financial Group, Inc. (hereinafter, “the Company”) and its subsidiaries (hereinafter, collectively with the Company, “the Group”), which presently conduct mainly banking and other financial services including but not limited to securities business, leasing business, credit card business, consumer loans business, and system development and information processing services, have strived to financially support the restoration and reconstruction after the Great East Japan Earthquake by facilitating to supply funds and securing to provide settlement services for our clients in order to fulfill our corporate social responsibilities as one of the major financial institutions in Japan and also to maintain and develop Japan’s economy under the global standards. Furthermore, the Group has proactively implemented measures for “strengthening initiatives in strategic business areas” and “establishing a solid financial base and corporate infrastructure” in order to achieve the management targets in the medium-term management plan; “aiming for top quality in strategic business areas” and “establishing a solid financial base and corporate infrastructure to meet the challenges of financial regulations and highly competitive environment”.

As for strengthening initiatives in strategic business areas, the Group has implemented measures to strengthen the following areas of financial consulting for retail customers, tailor-made solutions for corporate clients, commercial banking in emerging markets, especially Asia, broker-dealer / investment banking, and non-asset businesses including payment & settlement services and asset management.

As for financial consulting for retail customers, Sumitomo Mitsui Banking Corporation (hereinafter, “SMBC”) has further improved its financial consultation capabilities in order to satisfy the growing asset-management needs of our clients while enhancing its products lineup through initiatives including a commencement of sales of investment trusts through securities intermediary services with SMBC Nikko Securities Inc. in April 2011. SMBC has also pursued its operational integration of corporate and retail banking businesses in the corporate offices located in suburbs and other areas in order to comprehensively accommodate the financial consulting needs associated with the business and land succession, by promoting both individual and corporate banking businesses with the corporate owners. Moreover, the Company has decided to make Promise Co., Ltd as its wholly-owned subsidiary in order to further fulfill consumer finance needs of the individual clients.

As for tailor-made solutions for corporate clients, SMBC has strived to provide best solutions for our clients through cooperation of corporate business offices with three specialized departments, the Corporate Advisory Dept., Private Advisory Dept. and Global Advisory Dept., and with SMBC Nikko Securities Inc., in order to effectively and appropriately respond to the management issues such as global business development and diversification of funding sources. Meanwhile, SMBC expanded operational integration between SMBC’s domestic and overseas offices through initiatives such as transferring the management of transactions with Japanese corporate clients in Hong Kong and Taiwan to the domestic Corporate Banking Unit & Middle Market Banking Unit as well as establishing the “South China Department.” Furthermore, SMBC has proactively responded to the funding needs of our clients who have dealt with environmental and food products issues in advance, by objectively evaluating the clients and developing loan products specifically for such clients.

As for commercial banking in emerging markets, especially Asia, SMBC has steadily expanded its network with the establishment of its New Delhi and Phnom Penh Representative Offices in addition to the openings of Sumitomo Mitsui Banking Corporation Malaysia Berhad in April 2011 and a branch office of Sumitomo Mitsui Banking Corporation (China) Limited in Shenzhen in May 2011. Meantime, SMBC has set up the “Global Korea Corporate Banking Department” within its Seoul branch for enhancing business transactions with rapidly growing and globally operating Korean corporations to build the system which integrally promotes global transactions with Korean corporations. As for areas other than Asia, SMBC has enhanced its network by opening its Representative Office in Istanbul and improving the operational functions of Bahrain and Doha Representative Offices. SMBC has also established the “Latin Americas Marketing Department, Americas Division” which is in charge of transactions in Central and South America and the “International Banking Department, Europe Division” which is in charge of transactions in Russia, the Middle East and Africa, for enhancing its business relations and transactions with non-Japanese corporations in emerging markets, and developed its global business promotional system. Furthermore, in an effort to further expand the leasing business, SMBC and Sumitomo Mitsui Finance and Leasing Company, Limited, on a joint basis with Sumitomo Corporation, executed an agreement to jointly acquire the aircraft leasing business of The Royal Bank of Scotland Group plc in the U.K. for appropriately capturing the growing aircraft demand in emerging markets.

As for broker-dealer / investment banking, SMBC Nikko Securities Inc., as the principal driver of our securities business, established capability for handling global offerings by Japanese corporations, through increasing the number and improving the quality of staffs at its overseas offices and expanding the coverage of business relations with overseas institutional investors for addressing the diversified financial needs of our clients. Meanwhile, SMBC and SMBC Nikko Securities Inc. have improved and expanded their wholesale securities functions such as cross-border M&A and other advisory services for Japanese corporations by developping the business and capital alliance with Moelis & Company in the U.S.

As for non-asset businesses including payment & settlement services and asset management, the Company has improved its response capabilities to meet the growing settlement services needs, primarily in Asia, related to deposits and foreign exchanges by establishing the “Transaction Business Planning Department” within its Corporate Planning Department, having responsibilities for devising long-term, integrated business plans and strategies for the Group. Moreover, as for asset management business, SMBC has expanded its business alliance partners by establishing a business alliance with Banco BTG Pactual S.A. in Brazil for SMBC to introduce investment products managed by Banco BTG Pactual S.A. to its clients.

As for establishing a solid financial base and corporate infrastructure, the following measures have been implemented. As for strengthening the corporate infrastructure to support our global expansion, SMBC has been increasing the number of staffs dispatched to overseas offices while training and promoting locally-hired staffs for appropriately responding to the expanding overseas businesses. SMBC also has strived to globally improve its credit management system. As for compliance, the Group has been committed to enhance its management system of high risk products sale by reviewing the marketing rules for sale of investment trust products, as well as further improving its compliance system for responding to the local laws and regulations, including monitoring the money-laundering in overseas and conducting assessment in response to the U.K. Bribery Act, in anticipation of the development and expansion of the Group’s overseas businesses.

As a result of the said measures, the Group recorded the ordinary income and net income on consolidated basis of ¥935.5 billion and ¥518.5 billion, respectively, for the 10th fiscal year.

Issues to be addressed

The Company and SMBC consider fiscal year 2012, the second year of the medium-term management plan for the three fiscal years 2011 to 2013, as the year for “Moving forward steadily towards the targets of the medium-term management plan, capturing opportunities with proactive ideas and actions,” and will proactively continue to implement initiatives for our two strategies – strengthening initiatives in strategic business areas and establishing a solid financial base and corporate infrastructure.

First, the Group will further strengthen initiatives in the five strategic business areas: financial consulting for retail customers, tailor-made solutions for corporate clients, commercial banking in emerging markets, especially Asia, broker-dealer / investment banking, and non-asset businesses including payment & settlement services and asset management.

With regard to financial consulting for retail customers, we will continue to make every effort to improve our financial consulting capabilities for retail customers, whose needs are diversifying, through initiatives including an expansion of the product line-up in securities intermediary business and a reinforcement of insurance business at SMBC. In addition, we will promote transaction services and consumer finance business for retail customers on a group-wide basis by enhancing the capabilities to address the agendas common among each of the Group companies. To this end, we consolidated the management functions of Group companies engaged in these businesses into Consumer Finance & Transaction Business Department of the Company and SMBC.

With regard to tailor-made solutions for corporate clients, we will improve responsiveness to customers by reorganizing marketing framework and optimizing staff allocation. Specifically, we will strengthen our solution providing capabilities in order to more effectively accommodate diversified and sophisticated financing needs of clients.

With regard to commercial banking in emerging markets, especially Asia, we will further expand our global network to make the most of the high growth potential in emerging markets, and reinforce growing businesses including infrastructure finance, trade finance and transaction services through reorganization of marketing functions and promotion of collaboration between domestic and overseas offices.

With regard to broker-dealer / investment banking, we will further enhance wholesale securities business capabilities such as M&A and other advisory services of SMBC Nikko Securities Inc., and continue to promote its collaboration with SMBC.

With regard to non-asset businesses including payment & settlement services and asset management, we will accommodate the transaction services needs and accompanying financing needs of corporate clients the world over by flexibly and quickly offering products and services. To this end, we reorganize Transaction Business Planning Department at both the Company and SMBC, with a view to enhancing its management function of transaction services, and establish Transaction Business Division, which promote transaction services for corporate clients. We will also continue our initiatives for collaboration with overseas asset management companies.

Secondly, we will further reinforce the corporate infrastructure in line with our group-wide and global business operations in order to support the execution of our strategic initiatives. Specifically, we will extend best practice in management throughout the Group by further developing risk management system primarily in the newly consolidated Group companies. In addition, we will develop corporate infrastructure to support growing international network, including development and promotion of human resources with international business capabilities. Moreover, we will maximize operational efficiency through initiatives, including restructuring of head office functions at SMBC. With regard to compliance, we will further reinforce our compliance system in each of the Group companies to more effectively meet local laws and regulations in view of the group-wide development of our international business.

The Group will respond to shareholders’ expectations through steady growth by execution of the initiatives described above.

We look forward to the continued understanding and support of our shareholders in these endeavors.

(2)	Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

a.	Changes in Financial Position and Results of Operations (Consolidated Basis)

Unit: billions of yen

	FY2008 (Fiscal year ended March 31, 2009)	FY2009 (Fiscal year ended March 31, 2010)	FY2010 (Fiscal year ended March 31, 2011)	FY2011 (Fiscal year ended March 31, 2012)
Ordinary income	3,552.8	3,166.4	3,845.8	3,945.2
Ordinary profit	45.3	558.7	825.4	935.5
Net income (loss)	(373.4)	271.5	475.8	518.5
Comprehensive income		803.7	413.3	665.2
Net assets	4,611.7	7,000.8	7,132.0	7,254.9
Total assets	119,637.2	123,159.5	137,803.0	143,040.6

(Notes)	1.	Amounts less than one hundred million yen have been omitted.
	2.	Comprehensive income for FY2010 and FY2009 were calculated by adopting “Accounting Standard for Presentation of Comprehensive Income” (Accounting Standards Board of Japan (“ASBJ”) Statement No.25) on a retroactive basis.
	3.	The Company has 337 consolidated subsidiaries and 43 companies accounted for by the equity method as of March 31, 2012.

b.	Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

Unit: billions of yen

	FY2008 (Fiscal year ended March 31, 2009)	FY2009 (Fiscal year ended March 31, 2010)	FY2010 (Fiscal year ended March 31, 2011)	FY2011 (Fiscal year ended March 31, 2012)
Operating income	134.7	133.3	222.2	181.3
Dividends received	117.0	118.8	206.8	166.2
Dividends received from banking subsidiaries	93.9	113.3	191.1	158.6
Dividends received from other subsidiaries	22.0	4.6	14.5	5.5
Net income	(millions of yen 103,468)	(millions of yen 66,176)	(millions of yen 191,539)	(millions of yen 149,919)
Net income per share	(yen 118.43)	(yen 53.82)	(yen 131.42)	(yen 107.06)
Total assets	4,057.3	6,152.7	6,237.6	6,153.4
Investments in banking subsidiaries	3,165.7	5,377.7	5,385.4	5,175.4
Investments in other subsidiaries	606.4	611.3	703.1	823.5
(Note) Amounts less than one hundred million yen have been omitted.

(3)	Employees of the Group

	March 31, 2012
	Banking Business	Securities Services	Leasing	Credit Card Services	Other Business

Number of employees	30,378	9,177	2,288	5,129	17,253

	March 31, 2011
	Banking Business	Securities Services	Leasing	Credit Card Services	Other Business

Number of employees	29,994	8,710	2,293	5,218	15,340

(Notes)	1.	The number of employees is the number of persons engaged in the Group, including local staff at overseas, but not including employees on short-term contracts and temporary employees (20,798 persons as of March 31, 2012; 21,672 persons as of March 31, 2011).
	2.	The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.

(4)	Principal Offices of the Group

a.	Banking Business

Sumitomo Mitsui Banking Corporation:

Domestic:	Head Office, Tokyo Main Office, Osaka Main Office, Kobe Main Office, and 650 other branches and sub-branches (657 as of March 31, 2011)
Overseas:	New York Branch and 24 other branches and sub-branches (22 as of March 31, 2011)

THE MINATO BANK, LTD.:

Head Office and 106 other branches (107 as of March 31, 2011)

Kansai Urban Banking Corporation:

Head Office and 158 other branches (170 as of March 31, 2011)

b.	Securities Services

SMBC Friend Securities Co., Ltd.:

Head Office, etc.

SMBC Nikko Securities Inc.:

Head Office, etc.

c.	Leasing

Sumitomo Mitsui Finance and Leasing Company, Limited:

Tokyo Head Office, Takebashi Office, Osaka Head Office, etc.

d.	Credit Card Services

Sumitomo Mitsui Card Company, Limited:

Tokyo Head Office, Osaka Head Office, etc.

Cedyna Financial Corporation:

Head Office, Tokyo Head Office, etc.

e.	Other Business

Promise Co., Ltd. (“Promise”):

Head Office, etc.

The Japan Research Institute, Limited:

Tokyo Head Office, Osaka Head Office, etc.

(5)	Capital Investment of the Group

a.	Total Amount of Capital Investment

Unit: millions of yen

Reportable segment	Amount

Banking Business	123,122

Securities Services	17,022

Leasing	4,607

Credit Cards Services	22,693

Other Business	15,334

Total	182,779

(Notes) 1.	Amounts less than one million yen have been omitted.
2.	Amount above indicates the total amount of capital investment for the Company and consolidated subsidiaries.

b.	Establishment of Principal Facilities, etc.

Unit: millions of yen

Reportable segment	Company name	Description	Amount

Banking Business	Sumitomo Mitsui Banking Corporation	Capital investment in branches	36,338
		Software	49,258

Securities Services	There are no important matters to be stated.		-

Leasing	There are no important matters to be stated.		-

Credit Card Services	There are no important matters to be stated.		-

Other Business	There are no important matters to be stated.		-

    (Note)     Amounts less than one million yen have been omitted.

(6)	Principal Parent Company and Subsidiaries, etc.

a.	Relationship with Parent Company

Not applicable.

b.	Principal Subsidiaries, etc.

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Banking	June 6, 1996	1,770,996	100.00	-
Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	December 26, 1967	34,000	65.99 (65.99)	-
Cedyna Financial Corporation	Naka-ku, Nagoya	Credit card and Installment	September 11, 1950	82,843	100.00 (100.00)	-
Promise Co., Ltd.	Chiyoda-ku, Tokyo	Consumer loans	March 20, 1962	140,737	97.76 (33.71)	-
Sumitomo Mitsui Finance and Leasing Company, Limited	Minato-ku, Tokyo	Leasing	February 4, 1963	15,000	60.00	-

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
The Japan Research Institute, Limited	Shinagawa-ku, Tokyo	System engineering, data processing, consulting, and think tank consulting	November 1, 2002	10,000	100.00	-
SMBC Friend Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	March 2, 1948	27,270	100.00	-
SMBC Nikko Securities Inc.	Chiyoda-ku, Tokyo	Securities	June 15, 2009	10,000	100.00 (100.00)	-
THE MINATO BANK, LTD.	Chuo-ku, Kobe	Banking	September 6, 1949	27,484	46.44 (46.44)	-
Kansai Urban Banking Corporation	Chuo-ku, Osaka	Banking	July 1, 1922	47,039	60.20 (60.20)	-
The Japan Net Bank, Limited	Shinjuku-ku, Tokyo	Banking	September 19, 2000	37,250	61.43 (61.43)	-
Sumitomo Mitsui Banking Corporation Europe Limited	London, U.K.	Banking	March 5, 2003	131,408 [US$1,600 million]	100.00 (100.00)	-
Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People’s Republic of China	Banking	April 27, 2009	91,280 [RMB 7,000 million]	100.00 (100.00)	-
SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	July 14, 1976	187,720	100.00 (100.00)	-
SMBC Finance Service Co., Ltd.	Minato-ku, Tokyo	Loans, factoring, and collecting agent	December 5, 1972	71,705	100.00 (100.00)	-
SMBC Capital Markets, Inc.	Wilmington, Delaware, U.S.A.	Derivatives and investments	December 4, 1986	0 [US$100]	100.00 (100.00)	-
Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	February 21, 1981	6,950	33.99	-
Daiwa SB Investments Ltd.	Chiyoda-ku, Tokyo	Investment advisory and investment trust management	June 1, 1973	2,000	43.96	-

(Notes) 1.	The capital has been rounded down to the nearest unit and the percentage of the Company’s voting rights has been rounded down to the nearest second decimal place.
2.	The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
3.	Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.
4.	Promise has been included in the consolidated subsidiaries of the Company from the current fiscal year, as a result of a tender offer for shares of Promise by SMBC and a subscription by the Company for new shares issued by Promise by way of third-party allotment.
5.	The percentage of the Company’s voting rights in subsidiaries for THE MINATO BANK, LTD. includes 40.38% of the percentage of the Company’s voting rights attached to shares that SMBC contributed to the retirement benefits trust. The voting rights attached to the shares are to be exercised at the instruction of SMBC.

Significant Business Alliance

The Company, Sumitomo Mitsui Card Company, Limited, and SMBC have formed a business alliance with NTT DoCoMo Inc. mainly for the joint promotion of a new credit settlement service using mobile phones.

(7)	Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	1,228,030	133,400	-

(Notes)	1.	Amounts less than one million yen have been omitted for the balance of borrowings, and amounts less than one hundred shares have been omitted for the number of shares held.
	2.	There are no borrowings other than those mentioned above.

(8)	Business Transfer, etc.

Date of business transfer, etc.	Business transfer, etc.
December 7, 2011 and December 26, 2011

The Company consolidated Promise as a subsidiary through a tender offer for shares by SMBC and a subscription for new shares issued by way of third-party allotment.

Finally, the Company made Promise a wholly-owned subsidiary by a share exchange on April 1, 2012.

2.  Matters regarding Directors and Corporate Auditors

(1)	Directors and Corporate Auditors

(As of March 31, 2012)

Name	Position and responsibility	Significant concurrent positions	Other
Masayuki Oku	Chairman of the Board	Director of Panasonic Corporation Corporate Auditor of Nankai Electric Railway Co., Ltd.	-
Koichi Miyata	President (Representative Director)	Director of Sumitomo Mitsui Banking Corporation	-
Takeshi Kunibe	Director	President of Sumitomo Mitsui Banking Corporation (Representative Director) Director of NEC Corporation	-
Tetsuya Kubo	Director (Representative Director) Responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept. and Subsidiaries & Affiliates Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Satoru Nakanishi	Director (Representative Director) Responsible for Consumer Business Planning Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Koichi Danno	Director Responsible for Audit Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Yujiro Ito	Director Responsible for General Affairs Dept. and Human Resources Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Masahiro Fuchizaki	Director Responsible for IT Planning Dept.	Managing Executive Officer of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-
Shigeru Iwamoto	Director (outside)	Certified Public Accountant Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-

Name	Position and responsibility	Significant concurrent positions	Other
Yoshinori Yokoyama	Director (outside)	Status of concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-
Kuniaki Nomura	Director (outside)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-
Jun Mizoguchi	Standing Corporate Auditor	Corporate Auditor of Sumitomo Mitsui Banking Corporation	-
Yoji Yamaguchi	Standing Corporate Auditor	-	-
Shin Kawaguchi	Standing Corporate Auditor	-	-
Hiroshi Araki	Corporate Auditor (outside)	Shayu (Advisory fellow) of The Tokyo Electric Power Company, Incorporated Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-
Ikuo Uno	Corporate Auditor (outside)	Executive Advisor to the Board of Nippon Life Insurance Company Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-
Satoshi Itoh	Corporate Auditor (outside)

Certified Public Accountant

Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.

He has considerable expertise in finance and accounting.

(Notes)	1. Messrs. Shigeru Iwamoto, Yoshinori Yokoyama and Kuniaki Nomura are Outside Directors as provided for in Article 2, Item 15 of the Companies Act.
2. Messrs. Hiroshi Araki, Ikuo Uno and Satoshi Itoh are Outside Corporate Auditors as provided for in Article 2, Item 16 of the Companies Act.

3.    The Company has designated Directors Messrs. Shigeru Iwamoto, Yoshinori Yokoyama, Kuniaki Nomura and Corporate Auditors Messrs. Hiroshi Araki, Ikuo Uno and Satoshi Itoh as Independent Directors/Auditors in accordance with the requirement set out by the financial instruments exchanges in Japan such as Tokyo Stock Exchange Inc.

4. Changes in positions and responsibilities and in significant concurrent positions as of April 2, 2012:

Director (Representative Director)	Satoru Nakanishi	Responsible for Consumer Business Planning Dept. and Consumer Finance & Transaction Business Dept. Representative Director and President of SMFG Card & Credit, Inc.
Director	Koichi Danno	No longer responsible for Audit Dept. Responsible for Corporate Risk Management Dept.
Director	Masahiro Fuchizaki	Director of Sumitomo Mitsui Banking Corporation

5.

The Company appointed one Substitute Corporate Auditor to serve as substitute for all Outside Corporate Auditors, in case the number of Corporate Auditors fails short of the number required by applicable laws and regulations.

Substitute Corporate Auditor	Daiken Tsunoda

Directors and Corporate Auditors who resigned during the Fiscal Year

Name	Position and responsibility	Significant concurrent positions	Other
Teisuke Kitayama	President (Representative Director)	Chairman of the Board of Sumitomo Mitsui Banking Corporation (Representative Director) Director of FUJIFILM Holdings Corporation Corporate Auditor of Isetan Mitsukoshi Holdings Ltd.	He resigned on April 1, 2011.
Hideo Shimada	Director	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	He resigned on April 30, 2011.
Wataru Ohara	Deputy President (Representative Director)	-	He resigned on June 29, 2011.
Junsuke Fujii	Director	Director of Sumitomo Mitsui Banking Corporation	He resigned on June 29, 2011.
Hiroki Nishio	Standing Corporate Auditor	Corporate Auditor of Sumitomo Mitsui Banking Corporation	He resigned on June 29, 2011.
Hideo Sawayama	Standing Corporate Auditor	-	He resigned on June 29, 2011.
Kazuya Jyono	Director Responsible for Corporate Risk Management Dept.	Director of Sumitomo Mitsui Banking Corporation	He resigned on March 31, 2012.

   (Note)    Position and responsibility, and significant concurrent positions are reported as of the date of resignation.

(2)	Compensation, etc. for Directors and Corporate Auditors

Unit: millions of yen

Classification	Persons paid	Compensation, etc.
Directors	15	424
Corporate Auditors	8	143
Total	23	567

(Notes)	1.	Amounts less than one million yen have been omitted.
	2.	In relation to “Compensation, etc.” for Directors, Directors do not receive an employee salary nor do they receive consideration for the performance of other duties.

3.	Maximum amount of compensation for Directors and Corporate Auditors were determined by the resolution at the General Meeting of Shareholders held on June 27, 2008, to be 480 million yen per year for Directors (of which 30 million yen for Outside Directors) and 180 million yen per year for Corporate Auditors. In addition, the maximum amount of compensation in the form of stock compensation-type stock options (stock acquisition rights) was determined by the resolution at the General Meeting of Shareholders held on June 29, 2010 to be 200 million yen per year for Directors (excluding Outside Directors) and 80 million yen per year for Corporate Auditors (excluding Outside Corporate Auditors).
4.	The above-written amounts include expenses of 74 million yen related to the payment of Directors’ and Corporate Auditors’ bonuses.
5.	The above-written amounts include expenses of 45 million yen (27 million yen for Directors and 18 million yen for Corporate Auditors) related to the allotment of stock compensation-type stock options (stock acquisition rights), granted to Directors and Corporate Auditors in the current fiscal year.
6.	The above-written amounts include “Compensation, etc. for Outside Directors and Outside Corporate Auditors” as mentioned below.

3.  Matters regarding Outside Directors and Outside Corporate Auditors

(1)	Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors

Name	Concurrent positions and other details
Shigeru Iwamoto	Director of Sumitomo Mitsui Banking Corporation (outside) Chairman of Tokyo Keizai University Corporate Auditor of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (outside)
Yoshinori Yokoyama	Director of Sumitomo Mitsui Banking Corporation (outside) Director of ORIX Corporation (outside)
Kuniaki Nomura	Director of Sumitomo Mitsui Banking Corporation (outside) Corporate Auditor of MS&AD Insurance Group Holdings, Inc. (outside) Corporate Auditor of Dai Nippon Printing Co., Ltd. (outside)
Hiroshi Araki

Shayu (Advisory fellow) of The Tokyo Electric Power Company, Incorporated

Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside)

Corporate Auditor of KAJIMA CORPORATION (outside)

Corporate Auditor of TV TOKYO Holdings Corporation (outside)

Ikuo Uno

Executive Advisor to the Board of Nippon Life Insurance Company

Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside)

Director of Panasonic Corporation (outside)

Director of FUJI KYUKO CO., LTD (outside)

Corporate Auditor of Odakyu Electric Railway Co., Ltd. (outside)

Corporate Auditor of Tohoku Electric Power Co., Inc. (outside)

Corporate Auditor of West Japan Railway Company (outside)

Satoshi Itoh	Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside) Corporate Auditor of Nisshin Seifun Group Inc. (outside) Corporate Auditor of NEC Corporation (outside)

(Notes)	1.	Directors Messrs. Shigeru Iwamoto, Yoshinori Yokoyama and Kuniaki Nomura concurrently serve as Directors (outside) of SMBC, the Company’s subsidiary, while Corporate Auditors Messrs. Hiroshi Araki, Ikuo Uno and Satoshi Itoh concurrently serve as Corporate Auditors (outside) of SMBC.
	2.	Corporate Auditor Mr. Ikuo Uno concurrently serves as Executive Advisor to the Board of Nippon Life Insurance Company, which is a major holder of common stock of the Company.
	3.	There is no other relationship to be disclosed between the Company and the companies or entities in which Outside Directors and Outside Corporate Auditors of the Company concurrently serve as positions listed above.

(2)	Major Activities of Outside Directors and Outside Corporate Auditors

Name	Period of service	Attendance of the Board of Directors meeting	Opinions issued at the Board of Directors meeting and other activities
Shigeru Iwamoto	2 years and 9 months	Attended all of 13 meetings of the Board of Directors held in the 2011 fiscal year	Iwamoto mainly provides suggestions and comments based on his considerable experience as Certified Public Accountant and high level of insight.
Yoshinori Yokoyama	5 years and 9 months	Attended 11 out of 13 meetings of the Board of Directors held in the 2011 fiscal year	Yokoyama mainly provides suggestions and comments based on his broad knowledge of management and high level of insight.
Kuniaki Nomura	2 years and 9 months	Attended 11 out of 13 meetings of the Board of Directors held in the 2011 fiscal year	Nomura mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Hiroshi Araki	7 years and 9 months	Attended 8 out of 13 meetings of the Board of Directors and 4 of 6 meetings of the Board of Corporate Auditors held in the 2011 fiscal year.	Araki mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Ikuo Uno	6 years and 9 months	Attended 11 out of 13 meetings of the Board of Directors and 5 of 6 meetings of the Board of Corporate Auditors held in the 2011 fiscal year.	Uno mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Satoshi Itoh	2 years and 9 months	Attended 12 out of 13 meetings of the Board of Directors and all of 6 meetings of the Board of Corporate Auditors held in the 2011 fiscal year.	Itoh mainly provides suggestions and comments based on his considerable experience as Certified Public Accountant and high level of insight.

    (Note)    Period of service of Directors and Corporate Auditors above of less than one month have been discarded.

(3)	Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Shigeru Iwamoto	In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the “Act”), the Company has entered into agreements with the Outside Directors and Outside Corporate Auditors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either (i) ¥10 million or (ii) the minimum amount provided for in Article 427, Paragraph 1 of the Act.
Yoshinori Yokoyama
Kuniaki Nomura
Hiroshi Araki
Ikuo Uno
Satoshi Itoh

(4)	Compensation, etc. for the Outside Directors and Outside Corporate Auditors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc., of the Company
Total amount of compensation, etc.	6	48	48

(Notes)	1.	Amounts less than one million yen have been omitted.
	2.	No expenses have been incurred in connection with the payment of bonuses and the allotment of stock compensation-type stock options (stock acquisition rights) for Outside Directors and Outside Corporate Auditors.
	3.	Compensation, etc. paid by parent company, etc., of the Company include the compensations and other payments from the Company’s subsidiary, SMBC.

4.  Matters regarding Shares of the Company

(1)	Number of Shares

(Number of shares)
Total number of shares authorized to be issued
Common stock	3,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 6)	70,001
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000

Total number of shares issued
Common stock	1,414,055,625

(2)	Number of Shareholders as of March 31, 2012

(Number of shareholders)
Common stock	395,838

(3)	Major Shareholders

Common Stock
Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held (100 shares)	Percentage of shares held (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	905,363	6.63
The Master Trust Bank of Japan, Ltd. (Trust Account)	733,125	5.37
SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS	390,339	2.86
Japan Trustee Services Bank, Ltd. (Trust Account 9)	291,138	2.13
STATE STREET BANK AND TRUST COMPANY 505225	198,582	1.45
MELLON BANK, N.A. AS AGENT FOR ITS CLIENT MELLON OMNIBUS US PENSION	178,919	1.31
THE BANK OF NEW YORK, TREATY JASDAC ACCOUNT	159,999	1.17
Nippon Life Insurance Company	154,666	1.13
NATSCUMCO	143,199	1.04
Sumitomo Mitsui Banking Corporation	133,400	0.97

(Notes)	1.	Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).
	2.	Numbers of shares less than one hundred have been omitted and the percentage of shares held has been rounded down to the nearest second decimal place.
	3.	Treasury shares of 49,441,519 held by the Company are not included in the above.

(4)	Other Significant Matters regarding Shares of the Company

The Company acquired and cancelled all shares of its First Series Type 6 preferred stock on April 1, 2011.

5.      Matters regarding Stock Acquisition Rights, etc. of the Company

SMBC had issued 1,620 of stock acquisition rights under the provisions in Article 280, Paragraphs 20 and 21 of the former Commercial Code of Japan, as amended in 2001, based on the resolution at the 1st Ordinary General Meeting of Shareholders held on June 27, 2002. It was decided at the Board of Directors meeting held on August 29, 2002, that, at the time of the share transfer, the Company should assume the obligations attached to the 1,620 stock acquisition rights in view of securing the rights of the holders of stock acquisition rights issued by SMBC. The above decision in respect of assuming the 1,620 stock acquisition rights was approved by resolution of the General Meeting of Classified Stockholders of SMBC for the first preferred stock (Type 1) and the second preferred stocks (Type 1 and Type 5) held on September 26, 2002, and the Extraordinary General Meeting of Shareholders (which doubled as the General Meeting of Classified Stockholders for common stock) held on September 27, 2002. The outline of the said stock acquisition rights is as follows.

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
First series stock acquisition rights, obligations of which were assumed through share transfer	August 30, 2002	1,620	Common stock 162,000 shares	Gratis	6,649 yen	June 28, 2004 to June 27, 2012

(Notes)	1.	Type of stock and number of shares subject to stock acquisition rights states the number in consideration of the 100-for-1 stock split implemented on January 4, 2009.
	2.	Exercise of stock acquisition rights (per share) states the amount to be paid in upon exercise of stock acquisition rights as at the end of the current fiscal year.

Furthermore, the following is the outline of the stock acquisition rights issued in accordance with the provisions of Article 238 and Article 240 of the Companies Act to Directors (excluding Outside Directors), Corporate Auditors (excluding Outside Corporate Auditors) and Executive Officers of the Company and its subsidiary SMBC, in consideration of their execution of duties.

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
First series stock acquisition rights	August 13, 2010	1,026	Common stock 102,600 shares	221,500 yen	1 yen	August 13, 2010 to August 12, 2040
Second series stock acquisition rights	August 16, 2011	2,682	Common stock 268,200 shares	187,200 yen	1 yen	August 16, 2011 to August 15, 2041

(1)	Stock Acquisition Rights, etc. of the Company Held by the Company’s Officers at the End of the Fiscal Year

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Directors (excluding Outside Directors)		Corporate Auditors (excluding Outside Corporate Auditors)
			Number of holders	Number of stock acquisition rights	Number of holders	Number of stock acquisition rights
First series stock acquisition rights, obligations of which were succeeded through share transfer	27	Common stock 2,700 shares	8	21	3	6
First series stock acquisition rights	65	Common stock 6,500 shares	5	59	1	6
Second series stock acquisition rights	263	Common stock 26,300 shares	8	140	3	123

(2)	Stock Acquisition Rights, etc. of the Company Granted to Employees, etc. during the Fiscal Year

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Employees (Executive Officers)		Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries
			Number of persons granted	Number of stock acquisition rights	Number of persons granted	Number of stock acquisition rights
Second series stock acquisition rights	2,411	Common stock 241,100 shares	2	16	71	2,395

(Note)	Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries are reported including Directors, Corporate Auditors and employees (Executive Officers) of the subsidiaries, who hold concurrent position(s) as Director, Corporate Auditor or employee (Executive Officer) of the Company.

6.    Matters regarding the Accounting Auditor

(1)	Accounting Auditor

Name	Compensation, etc. for the fiscal year	Other
KPMG AZSA LLC Toshiharu Kawai Designated Limited Liability Partner Hiroshi Takahashi Designated Limited Liability Partner Hiroyuki Yamada Designated Limited Liability Partner	Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act (Act No. 103 of 1948): 1,671 million yen

The Company pays consideration to our Accounting Auditors for providing advisory services pertaining to accounting procedures and disclosure, a task which constitutes activities other than those stipulated in Article 2, Paragraph 1 of the Certified Public Accountant Act.

Of above, compensation, etc. as Accounting Auditor: 209 million yen

(Notes)	1.	Amounts less than one million yen have been omitted.
	2.	The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, “Of above, compensation, etc. as Accounting Auditor” above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.
	3.	Total amount of moneys and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to the Accounting Auditor is 3,402 million yen.

(2)	Liability Limitation Agreement

Not applicable.

(3)	Other Matters regarding the Accounting Auditor

a.	Policy for Decisions on Dismissal or Nonreappointment of Accounting Auditor

Apart from cases of dismissal of an Accounting Auditor by the Board of Corporate Auditors as prescribed in Article 340 of the Companies Act, if it is determined to be difficult for an Accounting Auditor to appropriately execute his or her duty, the Company will forward a proposal for the dismissal or nonreappointment of the Accounting Auditor to the general meeting of shareholders, upon the consent or request of the Board of Corporate Auditors.

b.

From among the Company’s significant subsidiaries, Promise, Sumitomo Mitsui Banking Corporation Europe Limited, Sumitomo Mitsui Banking Corporation (China) Limited and SMBC Capital Markets, Inc. were audited by on Accounting Auditor other than the Company’s (or by person(s) with equivalent qualifications in foreign countries).

7.    System to Ensure Appropriate Conduct of Operations

The Board of Directors resolved to adopt systems to ensure the Company’s appropriate conduct of operations as follows:

Article 1. (System for the storage and management of information related to the execution of duties by Directors)

The Company appropriately stores and manages information related to the performance of Directors’ duties, in accordance with the standards for information management and document management.

Article 2. (Rules and other aspects of the system for managing risks of loss)

1.

For the appropriate management of risks of loss to the Group, the Company has established a set of “standards for the management of risks” to set forth fundamental matters for managing risks, and each type of risk of loss is comprehensively and systematically managed by the divisions in charge of managing risks of loss in cooperation with the divisions in charge of management planning.

2.

The basic policy for managing risks of loss to the Group is determined by resolution of the Group Executive Management Board, a body consisting of executives appointed by the President with the approval of the Board of Directors.

3.

The Group Executive Management Board, related executives, and divisions in charge of managing risks of loss conduct risk management in accordance with the basic policy for managing risks of loss to the Group approved in the preceding paragraph.

Article 3. (System for ensuring that the duties of the Directors are efficiently performed)

1.	To ensure that the duties of the Directors are efficiently performed, the Company formulates operating plans and manages operations and performance under the plans.
2.

Each Director appropriately shares the burden of duties, defines standards for organization, defines standards for the Group companies, and delegates authority to the Directors and employees according to those standards.

Article 4. (System for ensuring that the Directors and employees perform their duties in accordance with laws, regulations, and the Articles of Incorporation)

1.

To ensure that the Directors and employees perform their duties in accordance with laws, regulations, and the Articles of Incorporation, the Company draws up business ethics, draws up a common philosophy of the Company’s social responsibility, formulates a compliance manual, and has the Directors and employees conform to the aforesaid.

2.

To make the compliance system of the Group work more effectively, the Company has the Board of Directors formulate an annual plan for compliance calling for specific measures such as the establishment of standards and training, and improves the system by going forward with the plan.

3.

To ensure propriety in accounting and reliability in financial reports, the Company formulates regulations for the evaluation of internal control over financial reports, improves and operates a system necessary for internal control for financial reports, and evaluates the effectiveness of the system.

4.

To discover and correct possible violations of laws and regulations by the Company, its Directors, and its employees, the Company appropriately operates a whistle-blowing system and takes steps to improve it.

5.

The Company has nothing whatsoever to do with antisocial forces. The Company rejects any unreasonable request or claim from the antisocial forces, does not engage in any under-the-table or finance to those entities and, takes appropriate legislative responses as necessary. The Company deals with antisocial forces systemically, in collaboration with relevant external agencies.

6.

The Company sets a Management Policy Concerning Conflicts of Interest as a basic principle of managing conflicts of interest. The Company develops a structure to appropriately manage conflicts of interest within the Group, so as not to harm our customers’ interests unduly.

7.

To prevent money laundering and financing for terrorism, the Company sets Rules of Control for the Prevention of Money Laundering, etc. as the Group’s basic principles, and manage and control under the rules.

8.

To review the implementation as mentioned above, the division in charge of internal audits on the independence of the divisions conducts internal audits and reports the results of the audits to the Board of Directors, Group Executive Management Board, etc.

Article 5. (System for ensuring appropriate business operations within the Group)

1.

The Company has established a Group Executive Management Board under the Board of Directors as a supreme decision-making body for the execution of duties and business administration over the Group. The Company executes important matters for the execution of duties after making judgments based on conferences in the Group Executive Management Board in accordance with basic policy determined by the Board of Directors.

2.	To keep a unified compliance system over the Group, the Company defines standards and prepares compliance manuals for the Group, and appropriately manages the manuals in accordance with the standards.
3.

For the assurance of the fairness and propriety of transactions among companies within the Group, the Company has established a set of administrative regulations for transactions within the Group to set forth a policy on transactions among companies within the Group, and operates and manages the transactions in accordance with the regulations. Additionally, among these transactions, those likely to have significant effects on management over the Group are decided by the Group Executive Management Board with the approval of the Board of Directors.

Article 6. (Matters regarding employees appointed for the support of Corporate Auditors, and matters regarding the independence of the appointed employees from Directors)

1.	To support the performance of the audits by Corporate Auditors, the Company has established an Office of Corporate Auditors.
2.

To ensure the independence of the employees in the Office of Corporate Auditors from the Directors, all personnel evaluations and personnel transfers for employees shall be approved by the Corporate Auditors.

Article 7. (System for reporting to the Board of Corporate Auditors or to Corporate Auditors, by Directors and employees)

1.

If the Directors and employees discover any fact likely to significantly harm the Company or the Group, or fraud or any significant fact contrary to laws, regulations, or the Articles of Incorporation, the Directors and employees promptly report the fact to the Corporate Auditors.

2.	If the Corporate Auditors ask the Directors and employees about the execution of their respective duties, the Directors and employees promptly report to the Corporate Auditors thereon.

Article 8. (System for ensuring effective auditing by the Corporate Auditors)

1.

The divisions in charge of internal audits closely cooperate with the Corporate Auditors and endeavor to enable the Corporate Auditors to effectively conduct audits when the Corporate Auditors request their cooperation.

2.

The Representative Director endeavors to improve the efficiency of the audit function carried out by the Corporate Auditors, by measures such as ensuring opportunities for the regular exchange of opinions with Corporate Auditors.

Consolidated Balance Sheet

(At March 31, 2012)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Cash and due from banks	7,716,291	Deposits	84,128,561
Call loans and bills bought	1,291,818	Negotiable certificates of deposit	8,593,638
Receivables under resale agreements	227,749	Call money and bills sold	2,144,599
Receivables under securities borrowing transactions	4,539,555	Payables under repurchase agreements	1,676,902
Monetary claims bought	1,361,289	Payables under securities lending transactions	5,810,730
Trading assets	8,196,944	Commercial paper	1,193,249
Money held in trust	23,878	Trading liabilities	6,248,061
Securities	42,529,950	Borrowed money	8,839,648
Loans and bills discounted	62,720,599	Foreign exchanges	302,580
Foreign exchanges	1,280,636	Short-term bonds	949,388
Lease receivables and investment assets	1,699,759	Bonds	4,641,927
Other assets	4,622,756	Due to trust account	443,723
Tangible fixed assets	1,180,522	Other liabilities	4,762,961
Buildings	361,205	Reserve for employee bonuses	48,516
Land	555,179	Reserve for executive bonuses	2,875
Lease assets	9,063	Reserve for employee retirement benefits	45,911
Construction in progress	12,585	Reserve for executive retirement benefits	2,577
Other tangible fixed assets	242,488	Reserve for point service program	19,350
Intangible fixed assets	799,773	Reserve for reimbursement of deposits	10,980
Software	282,797	Reserve for losses on interest repayment	401,276
Goodwill	397,537	Reserves under the special laws	421
Lease assets	200	Deferred tax liabilities	53,852
Other intangible fixed assets	119,237	Deferred tax liabilities for land revaluation	39,915
Deferred tax assets	404,034	Acceptances and guarantees	5,424,045
Customers’ liabilities for acceptances and guarantees	5,424,045	Total liabilities	135,785,696
Reserve for possible loan losses	(978,933)	(Net assets)
		Capital stock	2,337,895
		Capital surplus	759,800
		Retained earnings	2,152,654
		Treasury stock	(236,037)
		Total stockholders’ equity	5,014,313
		Net unrealized gains on other securities	330,433
		Net deferred losses on hedges	(32,122)
		Land revaluation excess	39,158
		Foreign currency translation adjustments	(141,382)
		Total accumulated other comprehensive income	196,087
		Stock acquisition rights	692
		Minority interests	2,043,883
		Total net assets	7,254,976
Total assets	143,040,672	Total liabilities and net assets	143,040,672

Consolidated Statement of Income

(April 1, 2011 to March 31, 2012)

Unit: millions of yen

Account	Amount
Ordinary income		3,945,282
Interest income	1,631,592
Interest on loans and discounts	1,211,794
Interest and dividends on securities	242,086
Interest on call loans and bills bought	14,752
Interest on receivables under resale agreements	5,890
Interest on receivables under securities borrowing transactions	6,823
Interest on deposits with banks	29,742
Interest on lease transactions	68,943
Other interest income	51,560
Trust fees	1,770
Fees and commissions	955,680
Trading income	198,192
Other operating income	1,110,566
Lease-related income	72,525
Installment-related income	692,007
Other	346,034
Other income	47,479
Recoveries of written-off claims	4,800
Other income	42,678
Ordinary expenses		3,009,711
Interest expenses	290,223
Interest on deposits	102,018
Interest on negotiable certificates of deposit	32,458
Interest on call money and bills sold	3,596
Interest on payables under repurchase agreements	3,694
Interest on payables under securities lending transactions	6,852
Interest on commercial paper	1,986
Interest on borrowed money	45,939
Interest on short-term bonds	1,540
Interest on bonds	76,276
Other interest expenses	15,860
Fees and commissions payments	132,099
Other operating expenses	880,998
Lease-related expenses	47,571
Installment-related expenses	649,855
Other	183,571
General and administrative expenses	1,421,363
Other expenses	285,027
Provision for reserve for possible loan losses	4,244
Other	280,782
Ordinary profit		935,571
Extraordinary gains		27,793
Gains on disposal of fixed assets	2,741
Transfer from reserve for eventual future operating losses from financial instruments transactions	0
Other extraordinary gains	25,050
Extraordinary losses		10,397
Losses on disposal of fixed assets	6,507
Losses on impairment of fixed assets	3,861
Provision for reserve for eventual future operating losses from financial instruments transactions	29
Income before income taxes and minority interests		952,966
Current	103,478
Deferred	207,860
Income taxes		311,339
Income before minority interests		641,627
Minority interests in net income		123,090
Net income		518,536

Consolidated Statement of Changes in Net Assets

(April 1, 2011 to March 31, 2012)

Unit: millions of yen

Account	Amount	Account	Amount
Stockholders’ equity
Capital stock		Total stockholders’ equity
Balance at April 1, 2011	2,337,895
Changes in the year		Balance at April 1, 2011	4,921,419
Net changes in the year	-
Balance at March 31, 2012	2,337,895	Changes in the year
Capital surplus
Balance at April 1, 2011	978,851	Cash dividends	(142,010)
Changes in the year		Net income	518,536
Disposal of treasury stocks	(9,047)	Purchase of treasury stock	(321,521)
Cancellation of treasury stock	(210,003)	Disposal of treasury stock	38,194
Net changes in the year	(219,050)	Cancellation of treasury stock	-
Balance at March 31, 2012	759,800	Increase due to increase in subsidiaries	15
Retained earnings		Increase due to decrease in subsidiaries	1
Balance at April 1, 2011	1,776,433	Decrease due to increase in subsidiaries	(7)
Changes in the year		Decrease due to decrease in subsidiaries	(16)
Cash dividends	(142,010)	Decrease due to decrease in affiliates	(90)
Net income	518,536	Reversal of land revaluation excess	(208)
Increase due to increase in subsidiaries	15
Increase due to decrease in subsidiaries	1
Decrease due to increase in subsidiaries	(7)	Net changes in the year	92,893
Decrease due to decrease in subsidiaries	(16)
Decrease due to decrease in affiliates	(90)	Balance at March 31, 2012	5,014,313
Reversal of land revaluation excess	(208)
Net changes in the year	376,220
Balance at March 31, 2012	2,152,654
Treasury stock
Balance at April 1, 2011	(171,760)
Changes in the year
Purchase of treasury stock	(321,521)
Disposal of treasury stock	47,242
Cancellation of treasury stock	210,003
Net changes in the year	(64,276)
Balance at March 31, 2012	(236,037)

Account	Amount	Account	Amount
Accumulated other comprehensive income		Stock acquisition rights
Net unrealized gains on other securities		Balance at April 1, 2011	262
Balance at April 1, 2011	272,306	Changes in the year
Changes in the year Net changes in items other than		Net changes in items other than stockholders’ equity in the year	429
stockholders’ equity in the year	58,127	Net changes in the year	429
Net changes in the year	58,127	Balance at March 31, 2012	692
Balance at March 31, 2012	330,433	Minority interests
Net deferred losses on hedges		Balance at April 1, 2011	2,037,318
Balance at April 1, 2011	(9,701)	Changes in the year
Changes in the year Net changes in items other than		Net changes in items other than stockholders’ equity in the year	6,564
stockholders’ equity in the year	(22,420)	Net changes in the year	6,564
Net changes in the year	(22,420)	Balance at March 31, 2012	2,043,883
Balance at March 31, 2012	(32,122)	Total net assets
Land revaluation excess		Balance at April 1, 2011	7,132,073
Balance at April 1, 2011	33,357	Changes in the year
Changes in the year		Cash dividends	(142,010)
Net changes in items other than stockholders’ equity in the year	5,800	Net income	518,536
Net changes in the year	5,800	Purchase of treasury stock	(321,521)
Balance at March 31, 2012	39,158	Disposal of treasury stock	38,194
Foreign currency translation adjustments		Cancellation of treasury stock	-
Balance at April 1, 2011	(122,889)	Increase due to increase in subsidiaries	15
Changes in the year		Increase due to decrease in subsidiaries	1
Net changes in items other than stockholders’ equity in the year	(18,493)	Decrease due to increase in subsidiaries	(7)
Net changes in the year	(18,493)	Decrease due to decrease in subsidiaries	(16)
Balance at March 31, 2012	(141,382)	Decrease due to decrease in affiliates	(90)
Total accumulated other comprehensive income		Reversal of land revaluation excess	(208)
Balance at April 1, 2011	173,073	Net changes in items other than stockholders’ equity in the year	30,008
Changes in the year		Net changes in the year	122,902
Net changes in items other than stockholders’ equity in the year	23,013	Balance at March 31, 2012	7,254,976
Net changes in the year	23,013
Balance at March 31, 2012	196,087

Non-Consolidated Balance Sheet

(At March 31, 2012)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Current assets	101,852	Current liabilities	1,232,931
Cash and due from banks	67,323	Short-term borrowings	1,228,030
Prepaid expenses	29	Accounts payable	990
Accrued income	17	Accrued expenses	3,082
Accrued income tax refunds	33,266	Income taxes payable	16
Other current assets	1,216	Business office taxes payable	6
		Reserve for employee bonuses	127
		Reserve for executive bonuses	83
		Other current liabilities	594
Fixed assets	6,051,608	Fixed liabilities	392,900
Tangible fixed assets	0	Bonds	392,900
Buildings	0	Total liabilities	1,625,831
Equipment	0	(Net assets)
Intangible fixed assets	16	Stockholders’ equity	4,527,031
Software	16	Capital stock	2,337,895
Investments and other assets	6,051,591	Capital surplus	1,622,966
Investments in subsidiaries and affiliates	6,051,591	Capital reserve	1,559,374
		Other capital surplus	63,592
		Retained earnings	721,096
		Other retained earnings	721,096
		Voluntary reserve	30,420
		Retained earnings brought forward	690,676
		Treasury stock	(154,926)
		Stock acquisition rights	598
		Total net assets	4,527,629
Total assets	6,153,461	Total liabilities and net assets	6,153,461

Non-Consolidated Statement of Income

(April 1, 2011 to March 31, 2012)

Unit: millions of yen

Account	Amount
Operating income		181,372
Dividends on investments in subsidiaries and affiliates	166,272
Fees and commissions received from subsidiaries	15,100
Operating expenses		24,902
General and administrative expenses	8,434
Interest on bonds	16,468
Operating profit		156,470
Non-operating income		109
Interest income on deposits	88
Fees and commissions income	0
Other non-operating income	19
Non-operating expenses		6,657
Interest on borrowings	6,485
Fees and commissions payments	163
Other non-operating expenses	8
Ordinary profit		149,922
Income before income taxes		149,922
Income taxes
Current	3
Total income taxes		3
Net income		149,919

Non-Consolidated Statement of Changes in Net Assets

(April 1, 2011 to March 31, 2012)

Unit: millions of yen

Account	Amount	Account	Amount
Stockholders’ equity		Total retained earnings
Capital stock		Balance at April 1, 2011	715,303
Balance at April 1, 2011	2,337,895	Changes in the year
Changes in the year		Cash dividends	(144,126)
Net changes in the year	-	Net income	149,919
Balance at March 31, 2012	2,337,895	Net changes in the year	5,792
Capital surplus		Balance at March 31, 2012	721,096
Capital reserve		Treasury stock
Balance at April 1, 2011	1,559,374	Balance at April 1, 2011	(43,482)
Changes in the year		Changes in the year
Net changes in the year	-	Purchase of treasury stock	(321,521)
Balance at March 31, 2012	1,559,374	Disposal of treasury stock	74
Other capital surplus		Cancellation of treasury stock	210,003
Balance at April 1, 2011	273,652	Net changes in the year	(111,444)
Changes in the year		Balance at March 31, 2012	(154,926)
Disposal of treasury stock	(57)	Total stockholders’ equity
Cancellation of treasury stock	(210,003)	Balance at April 1, 2011	4,842,743
Net changes in the year	(210,060)	Changes in the year
Balance at March 31, 2012	63,592	Cash dividends	(144,126)
Total capital surplus		Net income	149,919
Balance at April 1, 2011	1,833,027	Purchase of treasury stock	(321,521)
Changes in the year		Disposal of treasury stock	17
Disposal of treasury stock	(57)	Cancellation of treasury stock	-
Cancellation of treasury stock	(210,003)	Net changes in the year	(315,711)
Net changes in the year	(210,060)	Balance at March 31, 2012	4,527,031
Balance at March 31, 2012	1,622,966	Stock acquisition rights
Retained earnings		Balance at April 1, 2011	170
Other retained earnings		Changes in the year
Voluntary reserve Balance at April 1, 2011	30,420	Net changes in items other than stockholders’ equity in the year	427
Changes in the year		Net changes in the year	427
Net changes in the year	-	Balance at March 31, 2012	598
Balance at March 31, 2012	30,420	Total net assets
Retained earnings brought forward		Balance at April 1, 2011	4,842,914
Balance at April 1, 2011	684,883	Changes in the year
Changes in the year		Cash dividends	(144,126)
Cash dividends	(144,126)	Net income	149,919
Net income	149,919	Purchase of treasury stock	(321,521)
Net changes in the year	5,792	Disposal of treasury stock	17
Balance at March 31, 2012	690,676	Cancellation of treasury stock	-
		Net changes in items other than
		stockholders’ equity in the year	427
		Net changes in the year	(315,284)
		Balance at March 31, 2012	4,527,629

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.]

Independent Auditor’s Report

May 11, 2012

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Toshiharu Kawai (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Hiroshi Takahashi (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Hiroyuki Yamada (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the related notes, of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2012 and for the year from April 1, 2011 to March 31, 2012 in accordance with Article 444(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entitiy’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries for the period which the consolidated financial statements were prepared, in accrodance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.]

Independent Auditor’s Report

May 11, 2012

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Toshiharu Kawai (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Hiroshi Takahashi (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Hiroyuki Yamada (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

We have audited the financial statements, comprising the balance sheet, the statement of income and the statement of changes in net assets, principal accounting policies and other explanatory information, and the supplementary schedules of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2012 and for the year from April 1, 2011 to March 31, 2012 in accordance with Article 436(2)(i) of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. for the period which the financial statements and supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[English Translation of the Board of Corporate Auditors’ report Originally Issued in the Japanese Language]

Audit Report

The Board of Corporate Auditors, following deliberations on the reports made by each Corporate Auditor concerning the audit of execution of duties by Directors of the Company for the 10th fiscal year from April 1, 2011, to March 31, 2012, has prepared this audit report as a unanimous opinion of the Board of Corporate Auditors, consisting of six members, and hereby report as follows:

1.	Auditing Method Used by Each Corporate Auditor and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established auditing policies, including allocation of duties, and received reports from each Corporate Auditor regarding the progress and results of audits, as well as received reports from the Directors, other relevant personnel, and the Accounting Auditor regarding the execution of their duties, and sought explanations as necessary.

In accordance with the auditing policies, including allocation of duties for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor endeavored to gather information and create an improved environment for auditing through regular communication with the Directors, the Audit Department, and other relevant personnel. Corporate Auditors also attended meetings of the Board of Directors and other important meetings, received reports from the Directors, employees and other relevant personnel regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company. In addition, Corporate Auditors received reports from the Directors and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding the development of systems necessary to ensure that the execution of duties by the Directors complies with the laws and regulations and with the Company’s Articles of Incorporation and other systems prescribed by Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act of Japan as systems necessary to ensure the properness of operations of the Company’s business, and sought their explanations as necessary. Moreover, Corporate Auditors received reports on the status of establishment and operations of such systems that have been developed in compliance with such resolutions (internal control systems) from the Directors and other relevant personnel and also sought their explanations as necessary. In regard to the Company’s internal control over financial reporting, Corporate Auditors received reports on the assessment of such internal control from the Directors and other relevant personnel; reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary. As for the subsidiaries of the Company, Corporate Auditors have shared information with the Directors and Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the business report and the supplementary schedules for this fiscal year.

Furthermore, the Corporate Auditors also monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. Corporate Auditors also received notification from the Accounting Auditor that “System for ensuring appropriate execution of the duties of the Accounting Auditor” (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the “Quality Control Standards for Auditing” (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the foregoing method, the Corporate Auditors reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2.	Audit Results
(1)	Audit Results on the Business Report, etc.

A.	In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.
B.	We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors.
C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the execution of duties by the Directors regarding the internal control systems including the internal control over financial reporting.
(2)	Results of Audit of the Consolidated Financial statements

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

(3)	Results of Audit of the Financial statements and Supplementary Schedules

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 14, 2012

                                                                                              The Board of Corporate Auditors of Sumitomo Mitsui Financial Group, Inc.

Standing Corporate Auditor (Full-Time)	Jun Mizoguchi (Seal)
Standing Corporate Auditor (Full-Time)	Yoji Yamaguchi (Seal)
Standing Corporate Auditor (Full-Time)	Shin Kawaguchi (Seal)
Corporate Auditor	Hiroshi Araki (Seal)
Corporate Auditor	Ikuo Uno (Seal)
Corporate Auditor	Satoshi Itoh (Seal)

(Note)	Messrs. Hiroshi Araki, Ikuo Uno and Satoshi Itoh are Outside Corporate Auditors pursuant to Article 2, Item 16 and Article 335, Paragraph 3 of the Companies Act of Japan.